Via Facsimile and U.S. Mail
Mail Stop 6010

January 11, 2007

Mr. John M. Hughes
Chief Financial Officer
Alion Science and Technology Corporation
1750 Tysons Boulevard
Suite 1300
McLean, VA 22102

Re: **Form 10-K for Fiscal Year Ended September 30, 2005**
Filed January 31, 2006
File No. 333-89756

Dear Mr. Hughes:

We issued oral comments to you on November 22, 2006. We have not received a response from you regarding those comments. This letter reiterates those oral comments and requests additional disclosure relating to our conference call on November 30, 2006. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

Management's Discussion and Analysis
Summary of Critical Accounting Policies
Revenue Recognition, page 59

1. Please explain why it is appropriate under GAAP to relieve the liability set up under purchase accounting for anticipated losses against revenue. Clarify why you believe your accounting treatment is appropriate under SOP 81-1.

2. Please explain why the company debits revenue when recording anticipated losses under a contract that is not acquired under purchase accounting and why that is appropriate under SOP 81-1.

3. Please represent in writing that your auditors concur with your accounting treatment for anticipated losses under contracts, both acquired and ongoing.

4. It does not appear appropriate to record your bad debt expense as a contra-revenue item as you stated in our conference call on November 30, 2006. Please provide us an analysis of all entries that you record as contra-revenue and your GAAP basis for your accounting treatment.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant